Results of Shareholder Meeting
A special meeting of shareholders of the Trust was held
on October 12, 2007. The sole matter voted on by the
shareholders of record as of July 26, 2007 (the Record
Date) was the approval of new Investment Advisory and
Management Agreements for each of the Funds. The number
of shares outstanding for each Fund as of the Record
Date was 236,914,857 for the Focus Fund; 132,813,850
for the Growth Fund; 125,873,061 for the 21st Century
Fund; 41,093,133 for the International Opportunities
Fund; 2,341,162 for the Flexible Capital Fund; and
1,941,554 for the Global Fund.
With respect to the proposal to approve the new
Investment Advisory and Management Agreement for the
Flexible Capital Fund and the Global Fund, the results
of the vote were as follows:
FUND                FOR       	AGAINST   ABSTAIN
Flexible Capital Fund 1,676,699  8,813    13,452
Global Fund           1,142,749  5,129    26,745
With respect to the proposal to approve the new
Investment Advisory and Management Agreement for the
Focus Fund, Growth Fund, 21st Century Fund and
International Opportunities Fund, an insufficient number of shareholders participated in the special meeting for action to be taken on the proposal. For the Focus Fund, Growth Fund, 21st Century Fund and
International Opportunities Fund the meeting was adjourned in order to permit shareholders further time to respond to the solicitation of proxies.